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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

DayStar Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
23962Q100
(CUSIP Number)
Lampe, Conway & Co., LLC
680 Fifth Avenue – 12th Floor
New York, New York 10019-5429
Tel: (212) 581-8989

with a copy to:
Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5735
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Master Fund, Ltd. (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
(2) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

i

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Partners, LP (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital Advisors LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, HC
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
(3) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Lampe, Conway & Co., LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO, IA
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
(3) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: LC Capital International LLC (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,745,183

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,745,183

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,745,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO, IA
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

v

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Steven G. Lampe (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
(3) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS: Richard F. Conway (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,050,203 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,050,203 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,050,203 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 2,745,183 held of record by LC Capital Master Fund, Ltd. and (ii) 305,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
(3) Based on 14,860,437 shares of Common Stock outstanding as of March 31, 2007, as reported in the Issuer's Registration Statement on Form SB-2/A filed with the Securities Exchange Commission on May 25, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

     This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D dated February 26, 2007 (the “Schedule 13D”), which was filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined in the Schedule 13D), relating to the common stock, par value $0.01 per share (the “Common Stock”) of DayStar Technologies, Inc., a Delaware corporation (the “Issuer”).
     All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information at the end thereof.
     On May 29, 2007, the Issuer and LC Capital Master Fund Ltd. entered into an amendment to the Registration Rights Agreement, dated January 19, 2007 by and between the Issuer and LC Capital Master Fund Ltd. (the “Amendment”). Pursuant to the Amendment, the Issuer is not required to pay any liquidated damages if certain conditions are satisfied. In addition, pursuant to the Amendment, the Issuer is required to issue warrants to LC Capital Master Fund Ltd. in the event the Company issues warrants in connection with certain future transactions.
     The foregoing descriptions of the Amendment is a summary and is qualified in its entirety by reference to the complete text of the Amendment filed as an Exhibit to the Schedule 13D and is incorporated in the Schedule 13D by reference.
Item 7. Material to be Filed as Exhibits.
     The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 99.7	First Amendment to Registration Rights Agreement with LC Capital Master Fund (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on June 4, 2007)

1

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 6, 2007

LC CAPITAL MASTER FUND, LTD.

		By: Name:	/s/ Richard F. Conway Richard F. Conway
		Title:	Director

LC CAPITAL PARTNERS, LP		LC CAPITAL ADVISORS LLC

By: LC Capital Advisors LLC, its General
Partner

By: Name:	/s/ Richard F. Conway Richard F. Conway	By: Name:	/s/ Richard F. Conway Richard F. Conway
Title:	Managing Member	Title:	Managing Member

LAMPE, CONWAY & CO., LLC		LC CAPITAL INTERNATIONAL LLC

By: Name:	/s/ Richard F. Conway Richard F. Conway	By: Name:	/s/ Richard F. Conway Richard F. Conway
Title:	Managing Member	Title:	Managing Member

/s/	Steven G. Lampe	By:	/s/ Richard F. Conway

Name:	Steven G. Lampe	Name:	Richard F. Conway